125 High Street – Suite 1802

Boston, MA 02110

Phone 800-225-6704 Fax 617-742-5666

December 23, 2025

Kenneth Ellington

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

100 F Street N.E.

Washington, D.C. 20549

Dear Mr. Ellington:

The following serves to respond to comments received from the Staff of the U.S. Securities and Exchange Commission (“SEC”) via a December 22, 2025 telephone call regarding Northeast Investors Trust’s (the “Trust”) September 30, 2025 Form N-CSR filing.

Comment: In the footnotes to the Schedule of Investments, please identify any Level 3 investments and disclose that the value was determined using significant unobservable inputs as required by Article 12-12 footnote 9 of Regulation S-X.

Response: Footnote (b) from the Trust’s September 30, 2025 Schedule of Investments states “Security is valued at fair value as determined in good faith under consistently applied procedures approved by the Board of Trustees. The aggregate market value of good faith securities as of September 30, 2025 was $13,628,117 which represents 10.35% of total net assets.” The value of these good faith securities was determined using significant unobservable inputs but the note did not specifically state that fact as required by Article 12-12 footnote 9 of Regulation S-X. Going forward, the Trust will incorporate the language required by Article 12-12 footnote 9 of Regulation S-X for any Level 3 securities whose valuation was determined using significant unobservable inputs.

Comment: Item 4(e) of the Trust’s Form N-CSR filing states that “It is the registrant’s policy that all audit and non-audit services provided by the registrant’s principal accountants be approved in advance by the Audit Committee, and all of the services described in Paragraphs (a)—(d) of this item were so approved.” The Item, however, does not address the second part of Item 4(e), which requires the disclosure of the percentage of services described in Paragraphs (b)-(d) that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Response: Requirements of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X require funds to attest whether the pre-approval requirements were waived with respect to the provision of services other than audit (i.e. audit-related, tax, other). No pre-approval requirements were waived by the Trust with respect to audit-related, tax or other services provided to the Trust during the fiscal year ending September 30, 2025. Going forward, the Trust will provide a response to this Item on Form N-CSR as Item 4(e)(1) and 4(e)(2) to comply with the requirements of the filing.

Comment: Please discuss in correspondence why the reference rate and spread and either the end of period interest rate or end of period reference rate were not disclosed for Floating Rate Note (FRN) securities on the Trust’s Schedule of Investments as required by Article 12-12 footnote 4 of Regulation S-X.

Response: The Trust’s September 30, 2025 financial statements contained two securities which were variable rate securities, however, neither paid income in fiscal year 2025 and both were footnoted as non-income producing instruments at fiscal year-end. The Rite Aid notes had defaulted and the company filed for bankruptcy which caused the Trust to value the bonds at zero per the company’s bankruptcy disclosure statement. No recovery was expected or received and all the Rite Aid securities in the Trust’s portfolio were written off in December 2025. The income on the Argentina security is based on the performance of the country’s GDP which resulted in no fiscal year income production based on the current environment in the country. Going forward, in situations where a variable rate instrument is not currently paying, the Trust will continue to footnote the security as non-income producing and will change the interest rate from the contractually stated rate to 0% to better inform the reader of expected income payments.

Please do not hesitate to contact me directly at 857-263-8111 should you have any additional comments or need any additional information.

Sincerely,

/s/David Randall
Vice President
Chief Compliance Officer